SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1

                                 (RULE 14D-100)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



                              Chic by H.I.S., Inc.
                       (Name of Subject Company (Issuer))

                             NewBridge Capital, Inc.
                                    (Bidder)

                          Common Stock, par value $.01
                          Title of Class of Securities

                                    167113109
                      (CUSIP Number of Class of Securities)

                   Fred G. Luke, 4695 MacArthur Ct., Ste. 530
                     Newport Beach, CA 92660 (949) 833-2094
           (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of the Bidder)

                                    Copy to:
                              Richard O. Weed, Esq.
                                 Weed & Co. L.P.
                          4695 MacArthur Ct., Ste. 530
                             Newport Beach, CA 92660
                                 (949) 475-9086

                            CALCULATION OF FILING FEE


     Transaction Valuation (1)                        Amount of Filing Fee
            $2,550,000                                       $510
--------------------------------------------------------------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated in accordance with Rule 0- 11(5)(d) under the Securities Exchange Act of 1934, whereas the fee equals 1/50 of one percent of the market value of the securities offered by the Bidder.

|_|   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by the registration statement number, or the form or schedule or date of its filing.

Amount Previously Paid: ________________
Form or Registration No.: ________________
Filing Party: __________________
Date Filed: ___________________________________

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CUSIP No. 167113109                14D-1                    Page 2 of 5 Pages
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1      NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       NewBridge Capital, Inc., a Nevada corporation

------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) |_|                               (b) |_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY


------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS

       PF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(E) OR 2(F)


        |_|
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OR ORGANIZATION

       NEVADA
------ -------------------------------------------------------------------------
7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       None (0)
------ -------------------------------------------------------------------------
8      CHECK IF AGGREGATE IN ROW (7) EXCLUDES CERTAIN SHARES


         |_|
------ -------------------------------------------------------------------------
9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       None (0)
------ -------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON

       CO
------ -------------------------------------------------------------------------



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CUSIP No. 167113109                14D-1                    Page 3 of 5 Pages
-------------------    -------------------------------   -----------------------



ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Chic by H.I.S., Inc., a Delaware corporation, ("JNSC") and the address of its principal executive offices is 1372 Broadway, New York, NY 10018.

     (b) The class of securities to which this statement relates is the common stock, $.01 par value (the "Shares"), of JNSC. Based on JNSC's Form 10-KSB, filed for the year ended November 6, 1999, the number of shares outstanding of JNSC common stock is 9,870,793. NewBridge Capital, Inc. ("NewBridge") seeks to acquire 5,034,105 shares (51%) of JNSC in exchange for up to 1,000,000 shares of NewBridge common stock. NewBridge is offering holders of JNSC common stock 1 share of NewBridge common stock in exchange for 12 shares of JNSC.

     (c) JNSC's shares are currently listed and traded on the OTC Pink Sheets under the symbol "JNSC." The following table sets forth, for the quarters indicated, the high and low sales price as reported on the Nasdaq for the shares based on the company's Annual Report on Form 10-K for the year ended November 6, 1999 and November 6, 1999.

Price Range Of Common Stock:

                        1998                       1999
         ----------------------------------------------------------
                        High       Low             High       Low
         ----------------------------------------------------------
First Quarter            $8       $6 3/8           $4 9/16    $3
Second Quarter           9 3/8    7 1/8            3 1/2      2 3/8
Third Quarter            9 1/4    5 7/8            3 1/4      2
Fourth Quarter           6        2 5/8            2 7/16     3/4


ITEM 2. IDENTITY AND BACKGROUND

The name and address of the person filing this statement is NewBridge Capital, Inc., a Nevada corporation, ("NewBridge") (formerly Scientific NRG, Incorporated), 4695 MacArthur Court, Suite 530, Newport Beach, California 92660.

NewBridge's plan of operation includes identifying operating companies and real property for acquisition. This new business plan focuses on making acquisitions of or investments in what


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CUSIP No. 167113109                     14D-1                 Page 4 of 5 Pages
-------------------------  --------------------------------   ------------------



management considers to be businesses which present the greatest opportunities for growth and increased shareholder value. NewBridge will seek to expand these businesses and provide financial and management services to such businesses.

NewBridge has not, in the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH SUBJECT
COMPANY

     (a) To the best of NewBridge's knowledge, there have been no transactions with JNSC required to be set forth in this Item.

     (b) To the best of NewBridge's knowledge, there have been no contacts, negotiations or transactions with JNSC required to be disclosed in this Item.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The consideration for the purchase of the maximum number of securities for which the tender offer is being made is 1,000,000 shares of NewBridge common stock, with one (1) share of NewBridge offered in exchange for twelve (12) shares of JNSC common stock.

     (b) No part of such consideration is or is expected to be, directly or indirectly, borrowed for the purpose of the tender offer.

     (c) Not applicable

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
BIDDER

     NewBridge considers JNSC to be undervalued by the public market. NewBridge plans to impose better financial and management controls and to increase the quality and quantity of JNSC's earnings.




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CUSIP No. 167113109                 14D-1                  Page 5 of 5 Pages
--------------------    ----------------------------   -------------------------



ITEM 6. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

     (a) None

     (b) None

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     None

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

No persons have been retained or to be compensated by NewBridge, or by any person on NewBridge's behalf, to make solicitations or recommendations in connection with the tender offer.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

The financial statements of NewBridge are set forth in NewBridge's Annual Report on Form 10- KSB for the fiscal year ended June 30, 1999, and NewBridge's Quarterly reports on Form 10- QSB for the quarters ended September 30, 1999 and December 31, 1999, which reports have been filed by NewBridge with the Securities and Exchange Commission ("SEC") and are incorporated here by reference. Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the SEC: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, 1400 Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accesses through an Internet Web Site maintained by the SEC at http://www.sec.gov.

ITEM 10. ADDITIONAL INFORMATION

     (a) None

     (b) NewBridge is not aware of any approval or other action by any federal, state or foreign governmental or administrative agency that would be required for the acquisition of the


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CUSIP No. 167113109             14D-1                     Page 6 of 5 Pages
-------------------   ---------------------------    ---------------------------



Shares by NewBridge. Should any approval or other action be required, it is presently contemplated that such approval or action would be sought.

     (c)-(f) None

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a) Offer to purchase

     (b)-(f) Not applicable

                                  SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Fred G. Luke
                                      Fred G. Luke, President
May 2, 2000